Mail Stop 4561

March 11, 2008

Jiang Huai Lin
President and Chief Executive Officer
China Public Security Technology, Inc.
21st Floor, Everbright Bank Building,
Zhuzilin, Futian District, Shenzhen, Guangdong,
People's Republic of China 518040

> **Re:** **China Public Security Technology, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed March 7, 2008**
> **File No. 333-132119**

Dear Mr. Lin:

We have completed our review of your revised filing and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel

cc: <u>Via Facsimile (202) 654-3372</u>
Louis Bevilacqua, Esq.
Dawn Bernd-Schulz, Esq.
Thelen Reid Brown Raysman & Steiner LLP
Telephone: (202) 508-4281